UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm ‘On Target’ with Live Fire
Demonstrations in US

BRISBANE, AUSTRALIA – 22 March 2005 – Metal Storm Limited (ASX trading code:
and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm has successfully completed a series of live fire demonstrations at the US Army’s range facility at Picatinny Arsenal in New Jersey.

The demonstrations consisted of multiple live firings of a purpose-built of the Metal Storm 40mm weapon system mounted on a Talon unmanned ground
(UGV). During the demonstrations approximately 100 guests saw the Metal Storm equipped Talon engage a variety of targets, including simulated personnel, an infantry carrier and a bunker, with pyrotechnic rounds.

The purpose of the demonstration was to showcase the technical and operational capabilities of the Metal Storm 40mm weapon system combined with a robotic platform currently in use by the US military. The demonstrations were attended by senior scientific and technical personnel from the US Department of Defense as well as selected defense industry representatives.

The Metal Storm 40mm weapons system employed in the demonstrations was a specially designed 4 barrel array loaded with 4 rounds per barrel and utilizing significant design and engineering improvements, including improved cartridge reload and recoil management systems. It also incorporated an optical targeting system integrated with a purpose-designed mount which provided 2-axis control, stability and accuracy in aiming and operating the weapon.

Metal Storm’s Chief Executive Officer, Mr. David Smith, said the demonstrations had achieved their objective in generating a positive response from key defense industry personnel. “Our system performed extremely well and we are delighted with the positive feedback and interest expressed by those attending. We have a number of new potential opportunities under discussion as a result of demonstrations and our technical staff has gathered very valuable data on the performance of the system. This is the outcome we were aiming for.” he said.

The demonstrations were held as part of a Cooperative Research and Development
Agreement (CRADA) that the US Army Armament Research, Development and
Engineering Center (ARDEC) has with Metal Storm.  Under the terms of this agreement, Metal Storm develops rapid fire weapons technology while ARDEC demonstrates and evaluates such technology for potential US Army use.

Personnel from the Medium Caliber Ammo Branch of ARDEC attended the live fire demonstrations to observe the functionality of the system. Under the CRADA they will be working with Metal Storm on the development of a range of munitions for use in the Metal Storm 40mm weapon system.

The live fire demonstrations at Picatinny Arsenal did not include firings from the Dragonfly DP4X unmanned aerial vehicle (UAV) as previously planned because of operational restrictions on the range which prevented in-flight live fire trials being possible. Arrangements are currently being made for in-flight test-firings and demonstrations to be held in the next few months at another location.

Video and still images from the live firings at Picatinny will be available for viewing on the Metal Storm website: www.metalstorm.com as soon as they are approved for release by the other parties involved in the program.

         Company Contact:  Media Contact:
 Ian Gillespie  Jamin Smith
Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
msau@metalstorm.com     jsmith@philipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC.  Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About Picatinny Arsenal
Picatinny Arsenal Picatinny is the site of ARDEC (Armament Research, and Engineering Center). ARDEC falls under the major command of AMC (Army
Materiel Command) and TACOM (Tank Automotive and Armaments Command). ARDEC's
mission is to conduct or manage research, development and engineering for all assigned weapon systems. Currently, its primary mission is research, development, and pilot-plant production of explosives and propellants for the
Army. Picatinny Arsenal covers 6,491 acres in Morris County. Picatinny Arsenal is located in the NY/NJ Metropolitan Region approximately 45 miles West of New
York City. The arsenal has been in operation for over 100 years, and it was a major source of ammunition in wartime.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary